June 4, 2019

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Marguerite M. Elias
General Counsel
Gogo Inc.
111 N. Canal Street, Suite 1500
Chicago, IL 60606

        Re: Gogo Inc.
            Gogo Inc.
            Registration Statement on Form S-3
            Filed on August 8, 2018
            File No. 333-226662

Dear Ms. Elias:

        It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

    amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

    file a request for withdrawal.



       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

        Please contact Paul Fischer at 202-551-3415 with any questions. Marguerite M. Elias
Gogo Inc.
June 4, 2019
Page 2

FirstName LastNameMarguerite M. Elias   Sincerely,
Comapany NameGogo Inc.
                                        Division of Corporation Finance
June 4, 2019 Page 2                     Office of Telecommunications
FirstName LastName